UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, C.P. 66265, México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

We anticipate disclosing to prospective investors certain information that has not been previously publicly reported. This report is neither an offer to purchase nor a solicitation of an offer to sell any securities. We have elected to provide the information in this report for informational purposes.

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

●	the cyclical activity of the construction sector;

●	our exposure to other sectors that impact our business, such as but not limited to the energy sector;

●	competition;

●	availability of raw materials and related fluctuating prices;

●

general political, social, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, political or social developments in those markets, as well as any inherent risks to international operations;

●	the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations;

●	our ability to satisfy our obligations under our material debt agreements, the indentures that govern our senior secured notes and our other debt instruments;

●	the availability of short-term credit lines, assisting in connection with market cycles;

●	the impact of our below investment grade debt rating on our cost of capital;

●	loss of reputation of our brands;

●

our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

●

the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

●	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products;

●	weather conditions, including disasters such as earthquakes and floods;

●

trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), both of which Mexico is a party to;

●	terrorist and organized criminal activities as well as geopolitical events;

●	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

●	natural disasters and other unforeseen events; and

●	other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of our 2017 annual report and under “Risk Factors” in this report.

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 11, 2019	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Certain information with respect to CEMEX, S.A.B. de C.V. (NYSE: CX) and its direct and indirect subsidiaries.